EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
Mercury Mission Systems, LLC	Delaware
Pentek Systems, Inc.	New Jersey
Nihon Mercury Computer Systems K.K.	Japan
Mercury Computer Systems Limited	United Kingdom
Mercury Mission Systems Canada, Inc.	Canada
Mercury Mission Systems International Holding, SA	Switzerland
Mercury Mission Systems International, SA	Switzerland
Mercury Mission Systems Spain, SL	Spain
Mercury Systems SARL	France